

Robert Clark Laidlaw · 3rd

New venture development

Greater Philadelphia · Contact info

381 connections

FirstSignal

Duke University

Experience

Vice President
FirstSignal · Full-time
Dec 2021 – Present · 2 mos
United States

Venture development for early-stage companies, including fund raising, investor relations, digital infrastructure, websites, and communications design.

Founder & CEO
Laidlaw Ventures · Full-time
Jan 2008 – Present · 14 yrs 1 mo
Philadelphia, Pennsylvania, United States

Bespoke blend of communications design, corporate growth strategies, fund raising, product/service design, and executive coaching for early-stage ventures.

VP Marketing
Ultimate Risk Services · Contract
May 2020 – Jun 2021 · 1 yr 2 mos
Greater Philadelphia Area

Web designer
Self-employed
Jan 2013 – Dec 2020 · 8 yrs

Squarespace and Shopify website design from concept to completion including user experience, work flow, and content.

CEO
Moola Marketplace
May 2019 – Aug 2019 · 4 mos
Greater Philadelphia Area

Show 5 more experiences

Education

Duke University
Bachelor's Degree, Dual degrees in Philosophy & Mathematics
1975 – 1978

Philosophy & Mathematics plus studies in computer science and languages.

Licenses & certifications

JavaScript for Web Designers
LinkedIn
Issued Mar 2018 · No Expiration Date

Volunteer experience

Vestry Member
St. Paul's Elkins Park
Apr 2016 – Apr 2017 · 1 yr 1 mo

Member of vestry which governs the church (much like a company board of directors). Monthly meetings plus 2 - 8 hours per week including maintaining the Wordpress website and small DIY projects for the church.

Property & Technology Committee Chair
St. Paul's Elkins Park
Nov 2016 – Apr 2017 · 6 mos

Manage the church's Property & Technology Committee. Roles include building and maintaining a property management system, updating the Wordpress website, and various DIY tasks.